    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2001

                                                      REGISTRATION NO. 333
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        INHALE THERAPEUTIC SYSTEMS, INC.

             (Exact Name Of Registrant As Specified In Its Charter)

          DELAWARE                      94-3134940
       (State or Other                    (I.R.S.
      Jurisdiction of          Employer Identification No.)
      Incorporation or
        Organization)

                        INHALE THERAPEUTIC SYSTEMS, INC.
                              150 INDUSTRIAL ROAD
                              SAN CARLOS, CA 94070
                                 (650) 631-3100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  AJIT S. GILL
                            CHIEF EXECUTIVE OFFICER
                        INHALE THERAPEUTIC SYSTEMS, INC.
                              150 INDUSTRIAL ROAD
                              SAN CARLOS, CA 94070
                                 (650) 631-3100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                             MARK P. TANOURY, ESQ.
                             JOHN M. GESCHKE, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000
                         ------------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this registration statement.
                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                                  AMOUNT TO BE           AGGREGATE            AGGREGATE            AMOUNT OF
    TITLE OF SECURITIES TO BE REGISTERED           REGISTERED         PRICE PER UNIT       OFFERING PRICE      REGISTRATION FEE
3.5% Convertible Subordinated Notes due
  October 17, 2007...........................     $230,000,000          100%(1)(2)         $230,000,000(1)          $57,500
Common Stock, $.0001 par value per share.....     4,558,065(3)             -(4)                 -(4)                 -(4)

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(i) of the Securities Act of 1933.

(2) Exclusive of accrued interest and distributions, if any.

(3) This number represents the number of shares of common stock that are initially issuable upon conversion of the 3.5% Convertible Subordinated Notes due October 17, 2007 registered hereby. For purposes of estimating the number of shares of common stock to be included upon conversion of the notes, Inhale calculated the number of shares issuable upon conversion of the notes based on a conversion price of $50.46 per share of common stock. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminate number of shares of common stock issuable upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.

(4) No additional consideration will be received for the common stock and therefore, no registration fee is required pursuant to Rule 457(i).
                         ------------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             Subject to Completion
                       Prospectus dated January 12, 2001

P R O S P E C T U S
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE
  SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                  $230,000,000
        of 3.5% Convertible Subordinated Notes due October 17, 2007 and 4,558,065 Shares of Common Stock Issuable Upon Conversion of the Notes

                            ------------------------

    This prospectus relates to 3.5% Convertible Subordinated Notes due
October 17, 2007 of Inhale Therapeutic Systems, Inc., a Delaware corporation, held by certain security holders who may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

    The holders of the notes may convert the notes into shares of our common stock at any time at a conversion price of $50.46 per share of common stock. After October 17, 2003, we may redeem the notes, in whole or in part, at the redemption prices set forth in the section entitled "Description of the Notes-Optional Redemption by Inhale." Prior to October 17, 2003, we may redeem the notes, in whole or in part, at the redemption prices set forth in the section entitled "Description of the Notes-Provisional Redemption".

    In the event of a Change of Control, as defined in the section entitled "Description of the Notes-Repurchase at Option of Holders Upon a Change of Control," each holder of the notes may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest. At our option, we may repurchase the notes for cash or common stock.

    The notes are general, unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of the Notes-Subordination".

    Our common stock currently trades on the Nasdaq National Market under the symbol "INHL". The last reported sale price on January 11, 2001 was $32.9375 per share.

    Our 3.5% Convertible Subordinated Notes are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

    INVESTING IN OUR COMMON STOCK OR OUR CONVERTIBLE SUBORDINATED NOTES INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is             , 2001

    In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                               ABOUT OUR BUSINESS

    THE FOLLOWING IS A SHORT SUMMARY OF OUR BUSINESS. YOU SHOULD CAREFULLY READ THE "RISK FACTORS" SECTION OF THIS PROSPECTUS AND OUR AMENDED ANNUAL REPORT ON FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 1999 FOR MORE INFORMATION ON OUR BUSINESS AND THE RISKS INVOLVED IN INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED IN THIS PROSPECTUS, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND
SECTION 21E OF THE EXCHANGE ACT THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM OUR EXPECTATIONS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN "RISK FACTORS" BEGINNING AT PAGE 3 OF THIS PROSPECTUS AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" IN OUR AMENDED ANNUAL REPORT.

    We are creating a drug delivery system to easily and painlessly deliver a wide range of drugs, including peptides, proteins, and other molecules, by inhalation to the deep lung for treatment of systemic and respiratory diseases. We are using this system principally to enable non-invasive delivery of macromolecule drugs currently administered by injection. Our most advanced program, which is sponsored by Pfizer Inc., is inhaleable insulin. Pfizer commenced dosing for its Phase III human clinical trials in June 1999. In addition to our insulin program with Pfizer, we have development collaborations with Biogen, Inc., Aventis Behring LLC (a division of Aventis S.A.), and Eli Lilly and Co. We also have early stage feasibility and research collaborations with several other companies and have tested eight drugs in human clinical trials.

    Currently there are approximately 35 macromolecule drugs marketed in the United States and about 120 other such drugs in human clinical trials. Sales of the top 15 genetically engineered protein drugs (a subset of macromolecule drugs) were estimated at $15.6 billion worldwide in 1999. Most of these drugs are currently delivered by injection. Injections are undesirable for numerous reasons including patient discomfort, inconvenience and risk of infection. Poor patient acceptance of, and compliance with, injectable therapies can lead to increased incidence of medical complications and higher disease management costs. Alternatives to injection such as oral, transdermal and nasal delivery have to date been shown generally to be commercially unattractive due to low natural bioavailability-the amount of drug absorbed from the delivery site into the bloodstream relative to injection. As an alternative to the invasiveness of injection, we believe a deep lung inhalation delivery system could expand the market for protein drug therapies by increasing patient acceptance and improving compliance and may enable new therapeutic uses of certain macromolecule drugs.

    We are creating a proprietary technology platform integrating customized formulation, dry powder processing and packaging with a proprietary inhalation devices to enable efficient, reproducible delivery of macromolecule drugs for systemic and local lung indications. For specific drug products, we formulate and process bulk drugs supplied by collaborative partners into dry powders which are packaged into individual dosing units referred to as blisters. The blisters are designed to be loaded into our devices, which patients then activate to inhale the aerosolized drugs. We have developed an inhalation device that is being used several times per day for several months in outpatient trials for insulin. In addition, we have demonstrated room temperature stability of a year or more for a number of macromolecule drugs, and have scaled-up our powder processing and packaging for late stage clinical trials and small scale production for certain drugs.

    Our most advanced product is inhaleable insulin for Type 1 and Type 2 diabetes, which is being developed through a collaborative program with Pfizer. Worldwide insulin and insulin delivery systems sales were estimated to be $3.2 billion in 1998. Data published by Pfizer and clinical investigators from a 190 person Phase IIb human clinical trial using our drug delivery system showed that inhaleable insulin provided statistically equivalent control of diabetes when compared with injectable mealtime insulin for diabetics on insulin, and improved control of diabetes when compared with injectable mealtime insulin for diabetics on insulin, and improved control of diabetes for patients poorly controlled on oral therapies. The Phase III trials involve approximately 120 clinical sites. In November 1998, Pfizer announced that it entered into a co-development and co-promotion arrangement with Aventis for inhaleable insulin. Pfizer and Aventis have reported plans to invest over 300 million DM (approximately US$134 million) for the construction of a jointly-owned manufacturing facility in Germany for the supply of insulin for pulmonary delivery. This state-of-the-art insulin plant is projected to be the largest of its kind in the world. We will receive royalties on inhaleable insulin products marketed by Pfizer and Aventis as well as revenues for supplying devices and powders.

    In a typical collaboration, our partner will provide the drug, fund clinical development and market the resulting commercial product. We will supply the delivery system and receive revenues from powder manufacturing, device supply and royalties from sales of any commercial products. Prior to commercialization, we receive revenues from our partners for research and development funding and progress payments upon achievement of certain developmental milestones.

    In addition to Pfizer's sponsorship of our inhaleable insulin program, we have active pulmonary delivery development programs with Biogen for AVONEX-Registered Trademark-, an interferon beta drug used in the treatment of Multiple Sclerosis; Aventis Behring for an alpha-1 antitrypsin proteinase inhibitor being used for the treatment of genetic emphysema; and Lilly for Forteo-TM-, a parathyroid hormone, or PTH 1-34, being developed for the treatment of osteoporosis. These and other ongoing projects in various stages of research, formulation and clinical development have been selected as focus programs by us because we believe our approach may have significant advantages over current therapies. We anticipate that any product that may be developed would be commercialized with a collaborative partner and believe our partnering strategy will enable us to reduce the investment required to develop a large and diversified potential product portfolio.

    Our principal executive offices are located at 150 Industrial Road, San Carlos, CA 94070. Our telephone number is (650) 631-3100. We maintain an Internet home page at www.inhale.com. The contents of our web page are not a part of this prospectus.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE NOTES OR THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES. THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE "FORWARD-LOOKING STATEMENTS" FOR PURPOSES OF THESE PROVISIONS, INCLUDING ANY PROJECTIONS OF EARNINGS, REVENUES OR OTHER FINANCIAL ITEMS, ANY STATEMENTS OF THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS OR SERVICES, ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR PERFORMANCE AND ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING. IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS "MAY", "WILL", "EXPECTS", "PLANS", "ANTICIPATES", "ESTIMATES", "POTENTIAL", OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER COMPARABLE TERMINOLOGY. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT SUCH EXPECTATIONS OR ANY OF THE FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED OR ASSUMED IN THE FORWARD-LOOKING STATEMENTS. OUR FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS ANY FORWARD-LOOKING STATEMENTS, ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO THE RISK FACTORS SET FORTH BELOW AND FOR THE REASONS DESCRIBED ELSEWHERE IN THIS PROSPECTUS. ALL FORWARD-LOOKING STATEMENTS AND REASONS WHY RESULTS MAY DIFFER INCLUDED IN THIS PROSPECTUS ARE MADE AS OF THE DATE HEREOF AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENT OR REASON WHY ACTUAL RESULTS MIGHT DIFFER.

WE DO NOT KNOW IF OUR DEEP LUNG DRUG DELIVERY SYSTEM IS COMMERCIALLY FEASIBLE.

    We are in an early stage of development. There is a risk that our deep lung drug delivery technology will not be commercially feasible. Even if our deep lung delivery technology is commercially feasible, it may not be commercially accepted across a range of large and small molecule drugs. We have tested eight deep lung delivery formulations in humans, but many of our potential formulations have not been tested in humans.

    Many of the underlying drug compounds contained in our deep lung formulations have been tested in humans by other companies using alternative delivery routes. Our potential products require extensive research, development and preclinical (animal) and clinical (human) testing. Our potential products also may involve lengthy regulatory review before they can be sold. We do not know if, and cannot assure you that any of our potential products will prove to be safe and effective or meet regulatory standards. There is a risk that any of our potential products will not be able to be produced in commercial quantities at acceptable cost or marketed successfully. Our failure to achieve commercial feasibility, demonstrate safety, achieve clinical efficacy, obtain regulatory approval or, together with partners, successfully market products will negatively impact our revenues and results of operations.

WE DO NOT KNOW IF OUR DEEP LUNG DRUG DELIVERY SYSTEM IS EFFICIENT.

    We may not be able to achieve the total system efficiency needed to be competitive with alternative routes of delivery. Total system efficiency is determined by the amount of drug loss during manufacture, in the delivery device, in reaching the site of absorption, and during absorption from that site into the bloodstream. Deep lung bioavailability is the percentage of a drug that is absorbed into the bloodstream when that drug is delivered directly to the lungs as compared to injection. Bioavailability is the initial screen for whether deep lung delivery of any systemic drug is commercially feasible. We would not consider a drug to be a good candidate for development and commercialization if its drug loss is excessive at any one stage or cumulatively in the manufacturing and delivery process or if its deep lung bioavailability is too low.

WE DO NOT KNOW IF OUR DEEP LUNG DRUG FORMULATIONS ARE STABLE.

    We may not be able to identify and produce powdered versions of drugs that retain the physical and chemical properties needed to work with our delivery device. Formulation stability is the physical and chemical stability of the drug over time and under various storage, shipping and usage conditions. Formulation stability will vary with each deep lung formulation and the type and amount of ingredients that are used in the formulation. Problems with powdered drug stability would negatively impact our ability to develop and market our potential products or obtain regulatory approval.

WE DO NOT KNOW IF OUR DEEP LUNG DRUG DELIVERY SYSTEM IS SAFE.

    We may not be able to prove potential products to be safe. Our products require lengthy laboratory, animal and human testing. Most of our products are in preclinical testing or the early stage of human testing. If we find that any product is not safe, we will not be able to commercialize the product. The safety of our deep lung formulations will vary with each drug and the ingredients used in its formulation.

WE DO NOT KNOW IF OUR DEEP LUNG DRUG DELIVERY SYSTEM PROVIDES CONSISTENT DOSES
  OF MEDICINE.

    We may not be able to provide reproducible dosages of stable formulations sufficient to achieve clinical or commercial success. Reproducible dosing is the ability to deliver a consistent and predictable amount of drug into the bloodstream over time both for a single patient and across patient groups. Reproducible dosing requires the development of:

    - an inhalation device that consistently delivers predictable amounts of dry powder formulations to the deep lung;

    - accurate unit dose packaging of dry powder formulations; and

    - moisture resistant packaging.

    We may not be able to develop reproducible dosing of any potential product. The failure to do so means that we would not consider it a good candidate for development and commercialization.

WE DEPEND ON PARTNERS FOR REGULATORY APPROVALS AND COMMERCIALIZATION OF OUR
  PRODUCTS.

    Because we are in the business of developing technology for delivering drugs to the lungs and licensing this technology to companies that make and sell drugs, we do not have the people and other resources to do the following things:

    - make bulk drugs to be used as medicines;

    - design and carry out large scale clinical studies;

    - prepare and file documents necessary to obtain government approval to sell a given drug product; and

    - market and sell our products when and if they are approved.

    When we sign a collaborative development agreement or license agreement to develop a product with a drug company, the drug company agrees to do some or all of the things described above. If our partner fails to do any of these things, we cannot complete the development of the product.

WE MAY NOT OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS ON A TIMELY BASIS, OR AT
  ALL.

    There is a risk that we will not obtain regulatory approval for our products on a timely basis, or at all. Our product must undergo rigorous laboratory animal and human testing and an extensive review process mandated by the United States Food and Drug Administration ("FDA") and equivalent foreign authorities. This process generally takes a number of years and requires the expenditure of substantial resources although the time required for completing such testing and obtaining such approvals is uncertain. We have not submitted any of our products to the FDA for marketing approval. We have no experience obtaining such regulatory approval.

    In addition, we may encounter delays or rejections based upon changes in FDA policy, including policy relating to good manufacturing practice compliance, or "cGMP", during the period of product development. We may encounter similar delays in other countries.

    Even if regulatory approval of a product is granted, the approval may limit the indicated uses for which we may market our product. In addition, our marketed product, our manufacturing facilities and Inhale, as the manufacturer, will be subject to continual review and periodic inspections. Later discovery from such review and inspection of previously unknown problems may result in restrictions on our product or on us, including withdrawal of our product from the market. The failure to obtain timely regulatory approval of our products, any product marketing limitations or a product withdrawal would negatively impact our revenues and results of operations.

WE DO NOT KNOW IF OUR TECHNOLOGIES CAN BE INTEGRATED SUCCESSFULLY TO BRING
  PRODUCTS TO MARKET.

    We may not be able to integrate all of the relevant technologies to provide a deep lung drug delivery system. Our integrated approach to systems development relies upon several different but related technologies:

    - dry powder formulations;

    - dry powder processing technology;

    - dry powder packaging technology; and

    - a deep lung delivery device.

At the same time, we must:

    - establish collaborations with partners;

    - perform laboratory and clinical testing of potential products; and

    - scale-up our manufacturing processes.

    We must accomplish all of these steps without delaying any aspect of technology development. Any delay in one component of our products or business development activities could delay our ability to develop, obtain approval of or market therapeutic products using our deep lung delivery technology.

WE MAY NOT BE ABLE TO MANUFACTURE OUR PRODUCTS IN COMMERCIAL QUANTITIES.

    POWDER PROCESSING. We have no experience manufacturing products for commercial purposes. We have only performed powder processing on the small scale needed for testing formulations and for early stage and larger clinical trials. We may encounter manufacturing and control problems as we attempt to scale-up powder processing facilities. We may not be able to achieve such scale-up in a timely manner or at a commercially reasonable cost, if at all. Our failure to solve any of these problems could delay or prevent late stage clinical testing and commercialization of our products and could negatively impact our revenues and results of operations.

    To date, we have relied primarily on one particular method of powder processing. There is a risk that this technology will not work with all drugs or that the cost of drug production will preclude the commercial viability of certain drugs. Additionally, there is a risk that any alternative powder processing methods we may pursue will not be commercially practical for aerosol drugs or that we will not have, or be able to acquire the rights to use, such alternative methods.

    POWDER PACKAGING. Our fine particle powders and small quantity packaging require special handling. We have designed and qualified automated filling equipment for small and moderate quantity packaging of fine powders. We face significant technical challenges in scaling-up an automated filling system that can handle the small dose and particle sizes of our powders in commercial quantities. There is a risk that we will not be able to scale-up our automated filling equipment in a timely manner or at commercially reasonable costs. Any failure or delay in such scale-up would delay product development or bar commercialization of our products and would negatively impact our revenues and results of operations.

    INHALATION DEVICES. We face many technical challenges in further developing our inhalation devices to work with a broad range of drugs, to produce such devices in sufficient quantities and to adapt the devices to different powder formulations. There is a risk that we will not successfully achieve any of these things. Our failure to overcome any of these things would negatively impact our revenues and results of operations.

    For late stage clinical trials and initial commercial production, we intend to use one or more contract manufacturers to produce our drug delivery devices. There is a risk that we will not be able to enter into or maintain arrangements with potential contract manufacturers or effectively scale-up production of our drug delivery devices through contract manufacturers that we identify. Our failure to do so would negatively impact our revenues and results of operations.

WE DEPEND ON SOLE OR EXCLUSIVE SUPPLIERS FOR OUR INHALATION DEVICES AND BULK
  DRUGS.

    We plan to subcontract the manufacture of our pulmonary delivery devices before commercial production of our first products. We have identified contract manufacturers that we believe have the technical capabilities and production capacity to manufacture our devices and which can meet the requirements of good manufacturing practices. We cannot be assured that we will be able to obtain and maintain satisfactory contract manufacturing on commercially acceptable terms, if at all. Our dependence on third parties for the manufacture of our inhalation device may negatively impact our cost of goods and our ability to develop and commercialize products on a timely and competitive basis.

    We obtain the bulk drugs we use to formulate and manufacture the dry powders for our deep lung delivery systems from sole or exclusive sources of supply. For example, with respect to our source of bulk insulin, we have entered into a collaborative agreement with Pfizer which has, in turn, entered into an agreement with Aventis to manufacture biosynthetic recombinant insulin. Under the terms of their agreement, Pfizer and Aventis agreed to construct a jointly owned manufacturing plant in Frankfurt, Germany. Until its completion, Pfizer will provide us with insulin from Aventis's existing plant. If our sole or exclusive source suppliers fail to provide bulk drugs in sufficient quantities when required, our revenues and results of operations will be negatively impacted.

WE DO NOT KNOW IF THE MARKET WILL ACCEPT OUR DEEP LUNG DRUG DELIVERY SYSTEM.

    The commercial success of our potential products depends upon market acceptance by health care providers, third-party payors like health insurance companies and Medicare, and patients. Our products under development use a new method of drug delivery and there is a risk that our potential products will not be accepted by the market. Market acceptance will depend on many factors, including:

    - the safety and efficacy results of our clinical trials;

    - favorable regulatory approval and product labeling;

    - the frequency of product use;

    - the availability of third-party reimbursement;

    - the availability of alternative technologies; and

    - the price of our products relative to alternative technologies.

    There is a risk that health care providers, patients or third-party payors will not accept our deep lung drug delivery system. If the market does not accept our potential products, our revenues and results of operations would be significantly and negatively impacted.

IF OUR PRODUCTS ARE NOT COST EFFECTIVE, GOVERNMENT AND PRIVATE INSURANCE PLANS
  WILL NOT PAY FOR OUR PRODUCTS.

    In both domestic and foreign markets, sales of our products under development will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, such third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Legislation and regulations affecting the pricing of pharmaceuticals may change before our proposed products are approved for marketing. Adoption of such legislation and regulations could further limit reimbursement for medical products. A government or third-party payor decision to not provide adequate coverage and reimbursements for our products would limit market acceptance of such products.

WE EXPECT TO CONTINUE TO LOSE MONEY FOR THE NEXT SEVERAL YEARS.

    We have never been profitable and, through September 30, 2000, have incurred a cumulative deficit of approximately $152.3 million. We expect to continue to incur substantial and increasing losses over at least the next several years as we expand our research and development efforts, testing activities and manufacturing operations, and as we further expand our late stage clinical and early commercial production facility. All of our potential products are in research or in the early stages of development except for our insulin collaboration. We have generated no revenues from approved product sales. Our revenues to date have consisted primarily of payments under short-term research and feasibility agreements and development contracts. To achieve and sustain profitable operations, we must, alone or with others, successfully develop, obtain regulatory approval for, manufacture, introduce, market and sell products using our deep lung drug delivery system. There is a risk that we will not generate sufficient product or contract research revenue to become profitable or to sustain profitability.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

    We anticipate that our existing capital resources will enable us to maintain currently planned operations through at least the next 34 months. However, this expectation is based on our current operating plan, which is expected to change as a result of many factors, and we may need additional funding sooner than anticipated. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to our stockholders.

    We have no credit facility or other committed sources of capital. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. Such funds may not be available on favorable terms, or at all. In particular, our substantial leverage may limit our ability to obtain additional financing. If adequate funds are not available on reasonable terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms. Our inability to raise capital could negatively impact our business.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY SUFFER.

    Our ability to commercialize our products, achieve our expansion objectives, manage our growth effectively and satisfy our commitments under our collaboration agreements depends on a variety of factors. Key factors include our ability to develop products internally, enter into strategic partnerships with collaborators, attract and retain skilled employees and effectively expand our internal organization to accommodate anticipated growth including integration of any potential businesses that we may acquire. If we are unable to manage growth effectively, there could be a material adverse effect on our business, financial condition and results of operations.

OUR PATENTS MAY NOT PROTECT OUR PRODUCTS AND OUR PRODUCTS MAY INFRINGE ON
  THIRD-PARTY PATENT RIGHTS.

    We have filed patent applications covering certain aspects of our device, powder processing technology, and powder formulations and deep lung route of delivery for certain molecules, and we plan to file additional patent applications. We currently have 100 issued U.S. and foreign patents that cover certain aspects of our technology and we have a number of patent applications pending. There is a risk that any of the patents applied for will not issue, or that any patents that issue or have issued will not be valid and enforceable. Enforcing our patent rights would be time consuming and costly.

    Our access or our partners' access to the drugs to be formulated will affect our ability to develop and commercialize our technology. Many drugs, including powder formulations of certain drugs that are presently under development by us, are subject to issued and pending U.S. and foreign patents that may be owned by our competitors. We know that there are issued patents and pending patent applications relating to the deep lung delivery of large molecule drugs, including several for which we are developing deep lung delivery formulations. This situation is highly complex, and the ability of any one company, including Inhale, to commercialize a particular drug is unpredictable.

    We intend generally to rely on the ability of our partners to provide access to the drugs that are to be formulated by us for deep lung delivery. There is a risk that our partners will not be able to provide access to such drug candidates. Even if such access is provided, there is a risk that our partners or we will be accused of, or determined to be, infringing a third-party's patent rights and will be prohibited from working with the drug or be found liable for damages that may not be subject to indemnification. Any such restriction on access to drug candidates or liability for damages would negatively impact our revenues and results of operations.

OUR COMPETITORS MAY DEVELOP AND SELL BETTER DRUG DELIVERY SYSTEMS.

    We are aware of other companies engaged in developing and commercializing pulmonary drug delivery systems, including enhanced injectable and other drug delivery systems. Many of these companies have greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than we do and represent significant competition for us. Acquisitions of or collaborations with competing drug delivery companies by large pharmaceutical companies could enhance our competitors' financial, marketing and other resources. Accordingly, our competitors may succeed in developing competing technologies, obtaining regulatory approval for products or gaining market acceptance before us. Developments by others could make our products or technologies uncompetitive or obsolete. Our competitors may introduce products or processes competitive with or superior to ours.

INVESTORS SHOULD BE AWARE OF INDUSTRY-WIDE RISKS.

    In addition to the risks associated specifically with Inhale described above, investors should also be aware of general risks associated with drug development and the pharmaceutical industry. These include, but are not limited to:

    - changes in and compliance with government regulations;

    - handling of hazardous materials;

    - hiring and retaining qualified people; and

    - insuring against product liability claims.

WE EXPECT OUR STOCK PRICE TO REMAIN VOLATILE.

    Our stock price is volatile. In the twelve-month period ending January 11, 2001, based on closing prices on the Nasdaq National Market, our stock price ranged from $23.156 to $63.313. We expect it to remain volatile. A variety of factors may have a significant effect on the market price of our common stock, including:

    - fluctuations in our operating results;

    - announcements of technological innovations or new therapeutic products;

    - announcement or termination of collaborative relationships by Inhale or our competitors;

    - governmental regulation;

    - clinical trial results or product development delays;

    - developments in patent or other proprietary rights;

    - public concern as to the safety of drug formulations developed by Inhale or others; and

    - general market conditions.

    Any litigation brought against us as a result of this volatility could result in substantial costs and a diversion of our management's attention and resources, which could negatively impact our financial condition, revenues and results of operations.

OUR SUBSTANTIAL INDEBTEDNESS MAY RESULT IN FUTURE LIQUIDITY PROBLEMS.

    As of September 30, 2000, we had approximately $242.6 million in long-term debt, and in October 2000, in connection with our build-to-suit lease transaction, we incurred an additional incremental lease liability, the present value of which approximates $46.2 million. Subsequent to Inhale's quarter ending September 30, 2000, the Company entered into privately negotiated agreements with certain holders of its outstanding 5.0% convertible subordinated notes due February 2007 providing for the conversion of their notes into shares of common stock in exchange for a cash payment. Approximately $168.6 million aggregate principal amount of such outstanding notes was converted into approximately 4.4 million shares of common stock for cash payments of approximately $25.5 million. The October 2000 issuance of the 3.5% convertible subordinated notes due 2007 increased our long term debt by approximately $230.0 million. This additional indebtedness has and will continue to impact us by:

    - increasing our interest expense and related debt service costs;

    - making it more difficult to obtain additional financing; and

    - constraining our ability to react quickly in an unfavorable economic climate.

Currently, we are not generating sufficient cash flow from operations to satisfy the annual debt service payments that will be required as a result of the sale of the notes. This may require us to use a portion of the proceeds from the sale of the notes to pay interest or borrow additional funds or sell additional equity to meet out debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

THE NOTES ARE SUBORDINATED TO ANY EXISTING AND FUTURE SENIOR DEBT.

    The notes are contractually subordinated in right of payment to our existing and future Senior Debt. As of September 30, 2000, we had approximately $4.9 million of Senior Debt. In addition, in connection with a build-to-suit transaction completed in October 2000, we will incur incremental lease liability over a 16-year term, the present value of which approximates $46.2 million. This liability ranks senior to the notes. The indenture does not limit the creation of additional Senior Debt (or any other indebtedness). Any significant additional Senior Debt incurred may materially adversely impact our ability to service our debt, including the notes. Due to the subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of the notes will be used to pay the holders of Senior Debt to the extent necessary to pay the Senior Debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our Senior Debt and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated indebtedness. In addition, the holders of our Senior Debt may, under certain circumstances, restrict or prohibit us from making payments on the notes.

OUR ABILITY TO REPURCHASE NOTES, IF REQUIRED, MAY BE LIMITED.

    In certain circumstances involving a Change of Control, the holders of the notes may require us to repurchase some or all of the holder's notes. We cannot assure you that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the notes. Our ability to repurchase the notes in such event may be limited by law, the indenture, by the terms of other agreements relating to our Senior Debt and as such indebtedness and agreements may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our Senior Debt in order to make such payments.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

    There is currently a limited trading market for the notes. Although the notes are eligible for trading in the PORTAL market, we cannot predict whether an active trading market for the notes will develop or be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. Whether or not the notes will trade at lower prices depends on many factors, including:

    - prevailing interest rates and the markets for similar securities;

    - general economic conditions; and

    - our financial condition, historic financial performance and future prospects.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-3 to register the notes and common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at www.sec.gov.

    If at any time during the two-year period following October 17, 2000, we are not subject to the information requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to holders of the notes, to holders of common stock issued upon conversion thereof and to prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such notes and common stock issued upon conversion thereof.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed on March 10, 2000, including all material incorporated by reference therein;

    2. Our Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999, filed on March 14, 2000, including all material incorporated by reference therein;

    3. Our Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999, filed on April 28, 2000, including all material incorporated by reference therein;

    4.  Our Definitive Proxy on Schedule 14A, filed on May 3, 2000;

    5. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed on May 11, 2000, including all material incorporated by reference therein;

    6. Our Amendment to Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2000, filed on May 15, 2000, including all material incorporated by reference therein;

    7. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed August 14, 2000, including all material incorporated by reference therein;

    8. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed November 14, 2000, including all material incorporated therein;

    9.  Our Current Report on Form 8-K, filed on February 1, 2000;

    10. Our Current Report on Form 8-K, filed on February 9, 2000;

    11. Our Current Report on Form 8-K, filed on February 24, 2000;

    12. Our Current Report on Form 8-K, filed on September 6, 2000;

    13. Our Current Report on Form 8-K, filed on October 10, 2000;

    14. Our Current Report on Form 8-K, filed on October 10, 2000;

    15. Our Current Report on Form 8-K, filed on October 13, 2000;

    16. Our Current Report on Form 8-K, filed on October 30, 2000;

    17. Our Current Report on Form 8-K, filed on December 21, 2000;

    18. Our Current Report on Form 8-K, filed on January 11, 2001;

    19. All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1999, including all materials incorporated by reference therein; and

    20. The description of the common stock contained in our Registration Statement on Form 8-A.

    You may request a copy of these filings, at no cost to you, by writing or telephoning us at: Inhale Therapeutic Systems, Inc. Attention: Investor Relations, 150 Industrial Road, San Carlos, CA 94070 Telephone (650) 631-3100.

    Our common stock is quoted on the Nasdaq National Market under the symbol "INHL". The last reported sales price of the common stock on the Nasdaq National Market ("Nasdaq") on January 11, 2001 was $32.9375 per share. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, and only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the notes or the shares of common stock offered hereby. See "Selling Security Holders".

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table presents our historical ratios of earnings to fixed charges for the periods indicated (in thousands):

                                                                          YEAR ENDED DECEMBER 31,
                                    NINE MONTHS ENDED (1)   ----------------------------------------------------
                                     SEPTEMBER 30, 2000       1999       1998       1997       1996       1995
                                    ---------------------   --------   --------   --------   --------   --------
Ratio.............................        *                    *          *          *          *         *
Deficiency........................          82,535           41,351     19,421     10,418     10,105     7,820

------------------------

*   Earnings for the period indicated were insufficient to cover fixed charges.

(1) Deficiency includes charges of $17.2 million resulting from conversion of debt to equity

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net loss from continuing operations. Fixed charges consist of interest expense, debt to equity conversion charges, the estimated interest portion of rental expense, and capitalized interest.

                            DESCRIPTION OF THE NOTES

    The notes were issued under an indenture between us and Chase Manhattan Bank and Trust Company, National Association, as trustee, dated October 17, 2000. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers of the notes on October 17, 2000.

    The following description of provisions of the notes is not complete and is subject to, and qualified in its entirety by reference to, the notes, the indenture and the registration rights agreement.

GENERAL

    The notes are general unsecured obligations of Inhale and rank junior in right of payment to all of our existing and future Senior Debt and are convertible into our common stock as described under "Conversion Rights" below. The notes will be limited to $230,000,000 aggregate principal amount and will mature on October 17, 2007, unless earlier redeemed by us or repurchased by us at the option of the holder upon the occurrence of a Change of Control (as defined below).

    The notes bear interest from October 17, 2000 at the rate of 3.5% per year, subject to adjustment upon the occurrence of a Reset Transaction. See "Interest Rate Adjustments" below. Interest is payable semi-annually on April 17 and October 17 of each year to holders of record at the close of business on the preceding April 2 and October 2, respectively, beginning April 17, 2001. We may pay interest on notes represented by certificated notes by check mailed to such holders. However, a holder of notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. See "Form, Denomination and Registration" below.

    The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of Senior Debt or any other indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a Change in Control of Inhale except to the extent described under "Repurchase at Option of Holders Upon a Change of Control" below.

INTEREST RATE ADJUSTMENTS

    If a Reset Transaction occurs, the interest rate will be adjusted to equal the Adjusted Interest Rate from the effective date of such Reset Transaction to, but not including, the effective date of any succeeding Reset Transaction.

    A "Reset Transaction" means:

    - a merger, consolidation or statutory share exchange to which the entity that is the issuer of the common stock into which the notes are then to be convertible into is a party;

    - a sale of all or substantially all the assets of that entity;

    - a recapitalization of that common stock; or

    - a distribution described in clause (4) of the fourth paragraph under "-Conversion Rights" below, after the effective date of which transaction or distribution the notes would be convertible into:

    - shares of an entity the common stock of which had a dividend yield for the four fiscal quarters of such entity immediately preceding the public announcement of the transaction or distribution that was more than 2.5% higher than the dividend yield on our common stock (or other common stock then issuable upon conversion of the notes) for the four fiscal quarters preceding the public announcement of the transaction or distribution; or

    - shares of an entity that announces a dividend policy prior to the effective date of the transaction or distribution which policy, if implemented, would result in a dividend yield on that entity's common stock for the next four fiscal quarters that would result in such a 2.5% increase.

    The "Adjusted Interest Rate" with respect to any Reset Transaction will be the rate per year that is the arithmetic average of the rates quoted by two dealers engaged in the trading of convertible securities selected by us or our successor as the rate at which interest should accrue so that the fair market value, expressed in dollars, of a note immediately after the later of:

    - the public announcement of the Reset Transaction; or

    - the public announcement of a change in dividend policy in connection with the Reset Transaction,

will equal the average Trading Price of a note for the 20 trading days preceding the date of public announcement of the Reset Transaction. However, the Adjusted Interest Rate will not be less than 5% per year.

    For purposes of the definition of Reset Transaction, the dividend yield on any security for any period means the dividends paid or proposed to be paid pursuant to an announced dividend policy on the security for that period divided by, if with respect to dividends paid on that security, the average Closing Price (as defined in the indenture) of the security during that period and, if with respect to dividends proposed to be paid on the security, the Closing Price of such security on the effective date of the related Reset Transaction.

    The "Trading Price" of a security on any date of determination means:

    - the closing sale price (or, if no closing sale price is reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange ("NYSE") on that date;

    - if that security is not listed on the NYSE on that date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which that security is listed;

    - if that security is not so listed on a U.S. national or regional securities exchange, the closing sale price as reported by the Nasdaq National Market;

    - if that security is not so reported, the last price quoted by Interactive Data Corporation for that security or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by us;

    - if that security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

    - if that security is not so quoted, the average of that last bid and ask prices for that security from a dealer engaged in the trading of convertible securities.

FORM, DENOMINATION AND REGISTRATION

    The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

    GLOBAL NOTES: BOOK-ENTRY FORM. The notes were offered only to qualified institutional buyers as defined in Rule 144A under the Securities Act ("QIBs"). Except as provided below, the notes are and will continue to be evidenced by one or more global notes deposited with the trustee as custodian for

The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. as DTC's nominee. The global notes and any notes issued in exchange therefore are subject to certain restrictions on transfer set forth in the global notes and in the indenture and bear a restrictive legend. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

    A QIB may hold its interests in a global note directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. QIBs may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

    So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited.

    We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. Inhale, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes.

    It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

    If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

    Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

    Neither Inhale nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

    DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of Inhale, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

    According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

    CERTIFICATED NOTES. The notes represented by a global note will be exchangeable for notes in definitive form of like tenor as that global note in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

    - DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

    - we, at our option, notify the trustee in writing that we elect to issue the notes in definitive form in exchange for all or any part of the notes represented by the global notes; or

    - there is, or continues to be, an event of default and the registrar has received a request from DTC for the issuance of the definitive notes in exchange for the global notes.

    Any note that is exchangeable pursuant to the preceding sentence is exchangeable for notes registered in the names which DTC will instruct the Trustee. It is expected that DTC's instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global note. Subject to the foregoing, a global note is not exchangeable except for a global note or global notes of the same aggregate denominations to be registered in the name of the DTC participant or its nominee.

    RESTRICTIONS ON TRANSFER; LEGENDS. The notes are subject to certain transfer restrictions and certificates evidencing the notes bear a restrictive legend to such effect.

CONVERSION RIGHTS

    The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common stock, initially at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock.

    If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes, other than notes called for redemption, must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes on a redemption date that is an interest payment date. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of our common stock on the last business day before the date of the conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the second business day preceding the date fixed for redemption, unless we default in payment of the redemption price.

    A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.

    The initial conversion price will be adjusted for certain events, including:

    1) the issuance of our common stock as a dividend or distribution on our common stock;

    2)  certain subdivisions and combinations of our common stock;

    3) the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

    4) the dividend or other distribution to all holders of our common stock or shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends or distributions paid exclusively in cash);

    5) dividends or other distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus
       (B) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding; and

    6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made plus
       (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

    No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

    In the case of:

    - any reclassification or change of our common stock (other than changes resulting from a subdivision or combination) or

    - a consolidation, merger or combination involving us or a sale or conveyance to another corporation of all or substantially all of our property and assets,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

    If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Considerations."

    We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

PROVISIONAL REDEMPTION

    We may redeem the notes, in whole or in part, at any time prior to October 17, 2003, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice (which date shall be not less than 20 nor more then 60 trading days prior to the provisional redemption date).

    Upon any provisional redemption, we will make an additional payment with respect to the notes called for redemption to holders on the notice date in an amount equal to $105.00 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes prior to the provisional redemption date. We may make this additional payment, at our option, either in cash or in our common stock or a combination of cash and common stock, if such common stock has been registered under the Securities Act and we state in our notice that we expect such registration to remain effective and available for use for the 30 days following the provisional redemption date (if registration is required and if we satisfy certain other conditions specified in the indenture). We will specify the type of consideration for the additional payment in the redemption notice. Payments made in our common stock will be valued at 97% of the average of the closing sales prices of our common stock for the five trading days ending on the day prior to the provisional redemption date. We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date.

OPTIONAL REDEMPTION BY INHALE

    Except as set forth above under the "Provisional Redemption", the notes are not redeemable prior to October 17, 2003. At any time on or after that date, we may redeem some or all of the notes on at least 20 but not more than 60 days' notice, at the following prices (expressed in percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if the closing price of our common stock has exceeded 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately prior to the date of mailing of the optional redemption notice. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

DURING THE TWELVE MONTHS COMMENCING                           REDEMPTION PRICE
-----------------------------------                           ----------------
October 17, 2003............................................       102.00%
October 17, 2004............................................       101.50%
October 17, 2005............................................       101.00%
October 17, 2006............................................       100.50%

    If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

    No sinking fund is provided for the notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

    If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all of that holder's notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

    Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

    Within 30 days after the occurrence of a Change of Control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the 30th day after the date of our notice irrevocable written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised.

    A "Change of Control" will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

    - the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

    - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

       1) any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; and

       2) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

    However, a Change of Control will not be deemed to have occurred if the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change of Control or the public announcement of the Change of Control, in the case of a Change of Control under the first clause above, or the period of 10 consecutive trading days ending immediately before the Change of Control, in the case of a Change of Control under the second clause above, equals or exceeds 110% of the conversion price of the notes in effect on each such trading day. The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under
Section 13(d)(3) of the Exchange Act.

    Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

    We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

    The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

    Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. The occurrence of a Change in Control could cause an event of default under, or be prohibited or limited by, the terms of Senior Debt that we may incur in the future. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a Change in Control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under Senior Debt that we may incur in the future. See "-Subordination" below.

SUBORDINATION

    The notes are subordinated in right of payment to the prior payment in full of all our existing and future Senior Debt. The indenture provides that in the event of any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our Senior Debt shall first be paid in respect of all Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt before we make any payments of principal of, or premium, if any, and interest (including liquidated damages, if any) on the notes. In addition, if the notes are accelerated because of an event of default, the holders of any Senior Debt would be entitled to payment in full in cash or other payment satisfactory to the holders of Senior Debt of all obligations in respect of Senior Debt before the holders of the notes are entitled to receive any payment or distribution. Under the indenture, we must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an event of default.

    The indenture further provides if any default by us has occurred and is continuing in the payment of principal of or premium, if any, or interest on, rent or other payment obligations in respect of, any Senior Debt, then no payment shall be made on account of principal of, premium, if any, or interest on the notes (including any liquidated damages), until all such payments due in respect of that Senior Debt have been paid in full in cash or other payment satisfactory to the holders of that Senior Debt. During the continuance of any event of default with respect to any Designated Senior Debt (other than a default in payment of the principal of or premium, if any, or interest on, rent or other payment obligations in respect of any Designated Senior Debt), permitting the holders thereof to accelerate the maturity thereof (or, in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made by us, directly or indirectly, with respect to principal of or premium, if any, or interest on the notes (including any liquidated damages, if any) for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that Designated Senior Debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt. However, if the maturity of that Designated Senior Debt is accelerated (or, in the case of a lease, as a result of such events of default, the landlord under the lease has given us notice of its intention to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made on the notes until that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt or such acceleration (or termination, in the case of the lease) has been cured or waived.

    By reason of such subordination provisions, in the event of insolvency, funds which we would otherwise use to pay the holders of notes will be used to pay the holders of Senior Debt to the extent necessary to pay Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt. As a result of these payments, our general creditors may recover less, ratably, than holders of Senior Debt and such general creditors may recover more, ratably, than holders of notes.

    "Senior Debt" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or termination payment with respect to or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our Indebtedness, whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refunding of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness, the instrument creating or evidencing such Indebtedness or the assumption or guarantee thereof expressly provides that that Indebtedness shall not be senior in right of payment to the notes or expressly provides that such Indebtedness is equal with or junior to the notes. The notes shall not be senior in right of payment to the outstanding 6( 3)/(4)% convertible subordinated debentures due October 2006 or 5% convertible subordinated notes due February 2007 and shall be equal with such debentures and notes. The term "Senior Debt" shall also include all Designated Senior Debt and shall not include our Indebtedness to any of our subsidiaries of which we own, directly or indirectly, a majority of the voting stock.

    "Indebtedness" means, with respect to any person:

       1) all indebtedness, obligations and other liabilities (contingent or otherwise) of that person for borrowed money (including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or other instruments for the payment of money, or incurred in connection with the acquisition of any property, services or assets (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof), other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

       2) all reimbursement obligations and other liabilities (contingent or otherwise) of that person with respect to letters of credit, bank guarantees, bankers' acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

       3) all obligations and liabilities (contingent or otherwise) in respect of (A) leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, and (B) any lease or related documents (including a purchase agreement) in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;

       4) all obligations of such person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

       5) all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities (contingent or otherwise) of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4);

       6) any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

       7) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through
           (6).

    "Designated Senior Debt" means our Senior Debt which, at the date of determination, has an aggregate amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25 million and is specifically designated in the instrument evidencing or governing that Senior Debt as "Designated Senior Debt" for purposes of the indenture. However, the instrument may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt. We had approximately $4.9 million of Senior Debt and no Designated Senior Debt at September 30, 2000. In addition, in connection with our build-to-suit lease transaction described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," we will incur incremental lease liability over a 16 year term, the present value of which approximates $46.2 million. This liability ranks senior to the notes. There are no restrictions in the indenture on the creation of Senior Debt or any other indebtedness in the future.

    The notes are our obligations exclusively and will be, in effect, subordinated to all Indebtedness (including trade payables) of any subsidiaries that we own in the future. The indenture does not limit the amount of Indebtedness or other liabilities any future subsidiaries may incur. Our ability to make required interest, principal, repurchase, cash conversion or redemption payments on the notes may be impaired as a result of the obligations of any future subsidiaries. Any future subsidiaries would be separate and distinct legal entities and would have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefore, whether by dividends, loans or other payments. Any right we have to receive assets of any of our future subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the ability of any of our future subsidiaries to incur Indebtedness or other liabilities.

    We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT

    Each of the following constitutes an event of default under the indenture:

    1) our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

    2) our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

    3) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

    4) our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any Indebtedness for borrowed money in an amount in excess of $5 million (PROVIDED that such failure will not constitute an event of default if (1) we determine, in good faith, that a lessor under a lease described in clause (3)(A) of the definition of Indebtedness set forth under "-Subordination" (that is, a sale/leaseback transaction) breached a covenant under the lease and we give notice of the breach to the lessor and the trustee and (2) as a result of the breach, we withhold payment under the lease) (a "Default Exception"), or the acceleration of Indebtedness for borrowed money in an amount in excess of $5 million because of a default with respect to such Indebtedness (other than a Default Exception) without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; and

    5)  certain events of our bankruptcy, insolvency or reorganization.

    The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

    If an event of default specified in clause (5) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above (the default not having been cured or waived as provided under "-Meetings, Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding or a majority in aggregate principal amount of the notes represented at a meeting at which a quorum (as specified under "-Meetings, Modifications and Waiver" below) is present, in each case upon the conditions provided in the indenture.

    The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

    We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

    We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

    - the surviving corporation assumes all our obligations under the indenture and the notes;

    - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

    - certain other conditions are met.

MEETINGS, MODIFICATIONS AND WAIVER

    The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

    The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

    - adding to our covenants for the benefit of the holders of notes;

    - surrendering any right or power conferred upon us;

    - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

    - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

    - reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

    - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

    - making any changes or modification to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interest of the holders of the notes in any material respects;

    - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; or

    - adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

    Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past default by us may be waived, either:

    - with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

    - by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the notes represented at such meeting.

    However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:

    - change the maturity of the principal of or any installment of interest on that note (including any payment of liquidated damages);

    - reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

    - change the currency of payment of such note or interest thereon;

    - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

    - modify our obligations to maintain an office or agency in New York City;

    - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a Change of Control or the conversion rights of holders of the notes;

    - modify the subordination provisions of the notes in a manner adverse to the holders of notes;

    - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

    - reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

    The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of that aggregate principal amount.

SATISFACTION AND DISCHARGE

    We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if

    - all outstanding notes will become due and payable at their scheduled maturity, within one year; or

    - all outstanding notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

GOVERNING LAW

    The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

    Chase Manhattan Bank and Trust Company, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. ChaseMellon Shareholder Services LLC is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

REGISTRATION RIGHTS

    We have, at our expense, filed with the SEC not later than the date 90 days after the earliest date of original issuance of any of the notes, subject to certain conditions set forth below, a shelf registration statement on Form S-3 covering resales by holders of the notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement we have agreed to use our best efforts to:

    - cause the registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the earliest date of original issuance of any of the notes; and

    - keep the registration statement effective until such date that is two years after the last date of original issuance of any of the notes (or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise).

    We have also agreed to provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). If a shelf registration statement covering those securities is not effective, they may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and any other applicable securities laws or in a transaction not subject to those laws.

    Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder's use of the prospectus for a reasonable period not to exceed 45 days (60 days under certain circumstances relating to a proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction) in any 90-day period, and not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

    If,

    - on the 180th day following the earliest date of original issuance of any of the notes, the shelf registration statement is not declared effective; or

    - the registration statement shall cease to be effective or fail to e usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

    - on the 45th or 60th day, as the case may be, of any period that the prospectus has been suspended as described in the preceding paragraph, such suspension has not been terminated (each, a "registration default"), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

    - an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

    - an additional 0.5% of the principal amount from and after the 91st day following such registration default.

    In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

    We agreed to distribute a questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. Holders were required to complete and deliver the questionnaire within 20 business days after receipt of the questionnaire to be named as selling stockholders in the related prospectus at the time of effectiveness. A holder will not be entitled to liquidated damages unless it has provided all information requested by the questionnaire prior to the deadline.

    The specific provisions relating to the registration described above are contained in the registration rights agreement which was entered into on the closing of the initial offering of the notes.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws.

    Our authorized capital stock consists of 300,000,000 shares of common stock, and 10,000,000 shares of preferred stock.

COMMON STOCK

    As of January 2, 2001, there were 47,374,459 shares of our common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders are not able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of Inhale, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

    The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Pfizer has the right to include shares of our common stock purchased pursuant to the purchase agreement relating to its equity investment in the first firmly underwritten public offering of our common stock effected after January 18, 2000. We are required to pay all expenses in connection with such registration, excluding the fees of counsel for Pfizer.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS

    Our certificate of incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and the stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors.

    Our certificate of incorporation also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing and that the stockholders may amend our bylaws or adopt new bylaws, only by the affirmative vote of 66 2/3% of the outstanding voting securities. A special meeting of the stockholders may be called by the Chairman, the Chief Executive Officer, or by a resolution adopted by a majority of the total number of authorized directors or stockholders owning 10% or more of the outstanding voting capital stock. These provisions may have the effect of delaying, deferring or preventing a change in control.

    The classification of the Board of Directors and lack of cumulative voting will make it more difficult for our existing stockholders to replace the Board of Directors as well as for another party to obtain control of Inhale by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

    These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies of the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of the our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

    - prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

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
    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66( 2)/(3)% of the outstanding voting stock which is not owned by the interested stockholder.

    In general, Section 203 defines "business combination" to include the following:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the aggregate market value of the assets of the corporation involving the interested stockholder;

    - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CERTAIN TRANSACTIONS

    Our bylaws provide that we will indemnify our directors and officers, employees and other agents to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

    In addition, our certificate of incorporation provides that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. However, this provision does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief that will remain available under Delaware law. In addition, each director will continue to be subject to liability for (i) breach of the directors duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) violating Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the director derived an improper personal benefit. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state of federal environmental laws.

TRANSFER AGENT AND REGISTRAR

    ChaseMellon Shareholder Services LLC is the transfer agent and registrar for our common stock.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general discussion of certain anticipated U.S. federal income tax consequences to a holder with respect to the purchase, ownership and disposition of the notes or our common stock acquired upon conversion of a note as of the date hereof. This summary is generally limited to holders who will hold the notes and the shares of common stock into which the notes are convertible as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and does not deal with special situations including those that may apply to particular holders such as exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities, commodities or foreign currencies, financial institutions, insurance companies, regulated investment companies, holders whose "functional currency" is not the U.S. dollar and persons who hold the notes or shares of common stock in connection with a "straddle," "hedging," "conversion" or other risk reduction transaction. This discussion does not address the tax consequences arising under any state, local or foreign law.

    The federal income tax considerations set forth below are based upon the Code, existing and proposed Treasury Regulations, court decisions, and Internal Revenue Service rulings now in effect, all of which are subject to change. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below.

    As used herein, the term "U.S. holder" means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for U.S. federal income tax purposes:

    - a citizen or resident of the United States;

    - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury Regulations);

    - an estate the income of which is subject to U.S. federal income taxation regardless of its source;

    - a trust, if a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons within the meaning of Section 7701(a)(30) of the Code have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

    - certain trusts in existence on August 20, 1996 and treated as U.S. persons under the Code and applicable Treasury Regulations that elect to continue to be treated as U.S. persons.

    As used herein, a "non-U.S. holder" means a holder that is not a U.S. holder. Prospective investors are urged to consult their tax advisors regarding the tax consequences, in their particular circumstances, of purchasing, holding and disposing of the notes or our common stock, including the tax consequences arising under any state, local or foreign laws. While the following does not purport to discuss all tax matters relating to the notes or the common stock acquired upon conversion of a note, the following are the material tax consequences of the notes and common stock acquired upon conversion of a note, subject to the qualifications set forth below.

    Based on currently applicable authorities, we are treating the notes as indebtedness for U.S. federal income tax purposes. However, since the notes have certain equity characteristics, it is possible that the IRS will contend that the notes should be treated as an equity interest in, rather than indebtedness of Inhale. Except as otherwise noted, the remainder of this discussion assumes that the notes constitute indebtedness for U.S. tax purposes.

U.S. HOLDERS

STATED INTEREST

    The notes were not issued with more than a DE MINIMIS amount of original issue discount within the meaning of Section 1273(a) of the Code. As a result, interest paid on a note will be includable in the income of a U.S. holder as ordinary income at the time it accrues or is actually or constructively received in accordance with the holder's method of accounting for U.S. federal income tax purposes.

CONVERSION OR REPURCHASE FOR COMMON STOCK

    A U.S. holder will not recognize income, gain or loss upon conversion of the notes solely into our common stock or a repurchase for common stock of a note pursuant to exercise of the repurchase right (except with respect to any amounts attributable to accrued interest on the notes, which will be treated as interest for federal income tax purposes), and except with respect to cash received in lieu of fractional shares, and with respect to market discount, as described below under "-Market Discount." The U.S. holder's basis in the common stock received on conversion or repurchase of a note for common stock pursuant to the repurchase right will be the same as the U.S. holder's adjusted tax basis in the notes at the time of conversion or repurchase (reduced by any basis allocable to a fractional share), and the holding period for the common stock received on conversion or repurchase will include the holding period of the notes that were converted or repurchased.

    Cash received in lieu of a fractional share of common stock upon conversion of the notes into common stock or upon a repurchase for common stock of a note pursuant to exercise of the repurchase right will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis in the fractional share.

DIVIDENDS ON COMMON STOCK

    Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings or profits, then as a tax-free return of capital to the extent of such U.S. holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of such common stock. Additionally, a dividend distribution to a corporate U.S. holder may qualify for a dividends received deduction.

DISPOSITION, REDEMPTION OR REPURCHASE FOR CASH

    Except as set forth above under "-Conversion or Repurchase for Common Stock," and below under "-Market Discount," U.S. holders generally will recognize capital gain or loss upon the sale, redemption, including a repurchase for cash pursuant to the repurchase right, or other taxable disposition of the notes or common stock in an amount equal to the difference between:

    - the U.S. holder's adjusted tax basis in the notes or common stock (as the case may be); and

    - the amount of cash and fair market value of any property received from such disposition (other than amounts attributable to accrued interest on the notes, which will be treated as interest for federal income tax purposes).

    A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. holder, increased by market discount previously included in income by the U.S. holder and reduced by any amortized premium.

    Such gain or loss from the taxable disposition of the notes or common stock generally will be long-term capital gain or loss if the notes were held for more than one year at the time of the disposition and, in the case of an individual holder, will be taxed at a maximum federal rate of 20%.

Short term capital gains realized by individual U.S. holders are taxed at a maximum federal rate of 39.6%. Corporate U.S. holders are subject to a maximum federal regular income tax rate of 35% on all capital gains and ordinary income. The deductibility of capital losses is subject to limitations.

MARKET DISCOUNT

    The resale of notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition exceeds the U.S. holder's adjusted tax basis in the note. Subject to a DE MINIMIS exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of the note to the extent of the "accrued market discount" on the note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income and will increase the U.S. holder's basis in the note.

AMORTIZABLE PREMIUM

    A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. Bond premium on a note held by a U.S. holder that does not make the election to amortize will decrease the gain or increase the loss otherwise recognized upon disposition of the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

ADJUSTMENT OF CONVERSION PRICE

    The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, adjustments or the failure to make such adjustments to the conversion price of the notes may result in a taxable constructive distribution to the U.S. holders of notes if, and to the extent that, certain adjustments or failure to make adjustments in the conversion price that may occur in limited circumstances (for example, an adjustment to reflect a taxable dividend to holders of our common stock) increase the proportionate interest of a U.S. holder in our assets or earnings and profits whether or not the U.S. holders ever convert the notes. Such constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of corporate holders) to the extent of our current and accumulated earnings and profits, with any excess treated first as a tax-free return of capital which reduces the U.S. holder's tax basis in the notes to the extent thereof and thereafter as gain from the sale or exchange of the notes. Generally, a U.S. holder's tax basis in a note will be increased to the extent any such constructive distribution is treated as dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above. As a result, U.S. holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property.

DEDUCTIBILITY OF INTEREST

    Generally, under Section 279 of the Code, an interest deduction in excess of $5.0 million is not permitted with respect to certain "corporate acquisition indebtedness." Corporate acquisition indebtedness includes any indebtedness that is:

    - issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

    - subordinated;

    - convertible directly or indirectly into the stock of the issuing corporation; and

    - issued by a corporation that has a debt to equity ratio that exceeds 2 to 1.

    Our ability to deduct all of the interest payable on the notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the notes was not determinative in our issuance of the notes pursuant to this offering.

    Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by these rules.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    We or our designated paying agent will, where required, report to U.S. holders of notes or common stock and the IRS the amount of any interest paid on the notes (or dividends paid with respect to the common stock or other reportable payments) in each calendar year and the amount of tax, if any, withheld with respect to such payments.

    Under the backup withholding provisions of the Code and the applicable Treasury Regulations, a U.S. holder of notes or our common stock acquired upon the conversion of a note may be subject to backup withholding at the rate of 31% with respect to dividends or interest paid on, or the proceeds of a sale, exchange or redemption of, notes or common stock, unless:

    - such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact; or

    - provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

    The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

    Treasury Regulations, generally effective January 1, 2001, subject to certain transition rules, modify the currently effective information withholding and backup withholding procedures and requirements. Prospective investors should consult their own tax advisors concerning the application of the new withholding regulations.

NON-U.S. HOLDERS

PAYMENTS OF INTEREST

    Generally, payments of interest on the notes to, or on behalf of, a non-U.S. holder will not be subject to U.S. federal withholding tax where such interest is not effectively connected with the conduct of a trade or business within the U.S. by such non-U.S. holder if:

    - such non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock within the meaning of Code Section 871(h)(3);

    - such non-U.S. holder is not (a) a controlled foreign corporation for U.S. federal income tax purposes that is related to us through stock ownership or (b) a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business as described in Code Section 881(c)(3)(A); and

    - the non-U.S. holder provides a statement signed under penalties of perjury that includes its name and address and certifies that it is not a U.S. person in compliance with applicable requirements of the Treasury Regulations or an exemption is otherwise established.

    If certain requirements are satisfied, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customer's securities in the ordinary course of its trade or business. For purposes of this exception, the non-U.S. holder of notes would be deemed to own constructively the common stock into which it could be converted. If these requirements cannot be satisfied, a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) on interest payments on the notes unless:

    - the interest is effectively connected with the conduct of a U.S. trade or business, in which case the interest will be subject to U.S. federal income tax on net income that applies to U.S. persons generally; or

    - an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax.

CONVERSION OF NOTES

    A non-U.S. holder generally will not be subject to U.S. federal withholding tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "-Sale or Exchange of Notes or Common Stock" below.

ADJUSTMENT OF CONVERSION PRICE

    The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See "U.S.
Holders-Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock.

DISTRIBUTIONS ON COMMON STOCK

    Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable), unless the dividend is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax). A non-U.S. holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules. However, prior to January 1, 2001, for purposes of an applicable tax treaty, if a stockholder's address is outside the United States it will be assumed that such stockholder is a citizen or resident of that country absent the payor's knowledge to the contrary.

SALE OR EXCHANGE OF NOTES OR COMMON STOCK

    In general, a non-U.S. holder will not be subject to a U.S. federal withholding tax on gain recognized upon the sale or other disposition (including a redemption) of a note or common stock received upon conversion thereof unless the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, or unless the non-U.S. holder:

    - is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year in which the gain is realized and certain other conditions are satisfied; or

    - is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

    However, if the Company were to become a United States real property holding corporation (a "USRPHC"), a non-U.S. holder might be subject to federal income tax withholding with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of a "United States real property interest" would be creditable against such non-U.S. holder's U.S. federal income tax liability and might entitle such non-U.S. holder to a refund upon furnishing required information to the IRS. We do not believe that we are a USRPHC or will become a USRPHC in the future.

U.S. ESTATE TAX

    Notes owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for U.S. federal estate tax purposes) of the United States at the time of death (a "nonresident decedent") will not be includable in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of such nonresident decedent's death, provided that, at the time of death, the nonresident decedent does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock and payments with respect to such notes would not have been effectively connected with the conduct of a U.S. trade or business by the nonresident decedent. Common stock owned or treated as owned by a nonresident decedent will be includable in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent's death. Subject to applicable treaty limitations, if any, a nonresident decedent's estate may be subject to U.S. federal estate tax on property includable in the estate for U.S. federal estate tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    A non-U.S. holder will generally not be subject to IRS reporting or backup withholding if the payor has received appropriate certification statements from or on behalf of the non-U.S. holder and provided that the payor does not have actual knowledge that the non-U.S. holder is a U.S. person. However, with respect to distributions on common stock, prior to January 1, 2001, if a stockholder's address is outside of the United States it will be assumed that such stockholder is a citizen or resident of that country absent the payor's knowledge to the contrary. The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any U.S. or foreign broker will be subject to IRS reporting and possibly backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to IRS or backup withholding. For this purpose, a "U.S. related person" is:

    - a "controlled foreign corporation" for U.S. federal income tax purposes;
      or

    - a non-U.S. person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

    In the case of the payment of proceeds from the disposition of notes or common stock to or through a non-U.S. office of a broker that is a U.S. related person, the applicable Treasury Regulations require IRS reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

    Any amounts withheld under the backup withholding rates from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed. Non-U.S. holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

    The IRS has issued new withholding regulations generally effective
January 1, 2001. The proposed regulations provide that information reporting, but not backup withholding, may apply to a payment made outside the United States of the proceeds of a sale of a note through an office outside the United States of a broker that is a foreign partnership if one or more of its partners are "U.S. persons," as defined in the Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its records that the holder is a non-U.S. person and does not have actual knowledge that the holder is a U.S. person, or the holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors with respect to the future impact of these new withholding regulations.

    The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to particular tax consequences to you of purchasing, holding and disposing of the notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                            SELLING SECURITY HOLDERS

    The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

    The following table sets forth information, as of January 11, 2001, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                                                          COMMON STOCK                       COMMON STOCK
                                  PRINCIPAL AMOUNT OF     ISSUABLE UPON                       OWNED AFTER
                                  NOTES BENEFICIALLY    CONVERSION OF THE   COMMON STOCK   COMPLETION OF THE
NAME                               OWNED AND OFFERED          NOTES           OFFERED          OFFERING
----                              -------------------   -----------------   ------------   -----------------
Afra Health Fund................           700,000            13,872           13,872                --
AIG Soundshore Holdings Ltd.....         9,340,000           185,097          185,097                --
AIG Soundshore Opportunity
  Holding Fund Ltd..............         6,150,000           121,878          121,878                --
AIG Soundshore Strategic Holding
  Fund Ltd......................         5,510,000           109,195          109,195                --
Alexandra Global Investment Fund
  1.............................         3,500,000            69,361           69,361                --
Allstate Insurance Company......         1,600,000            31,708           31,708                --
Aloha Airlines Non-Pilots
  Pension Trust.................           100,000             1,981            1,981                --
Aloha Pilots Retirement Trust...            60,000             1,189            1,189                --
American Motorist Insurance
  Corporation...................           490,000             9,710            9,710                --
Arapahoe County Colorado........            44,000               871              871                --
Associated Electric & Gas
  Insurance Services Limited....           310,000             6,143            6,143                --
AXP Bond Fund, Inc..............         2,010,000            39,833           39,833                --
AXP Variable Portfolio Bond
  Fund, a series of AXP Variable
  Portfolio Income Series,
  Inc...........................           880,000            17,439           17,439                --
AXP Variable Portfolio Managed
  Fund, a series of AXP Variable
  Portfolio Managed Series,
  Inc...........................         1,020,000            20,214           20,214                --
Bank Austria Cayman Islands,
  Ltd...........................         4,900,000            97,106           97,106                --
British Virgin Islands Social
  Security Board................            32,000               634              634                --
Brown and Williamson Tobacco
  Master Retirement Trust.......           150,000             2,972            2,972                --

                                                          COMMON STOCK                       COMMON STOCK
                                  PRINCIPAL AMOUNT OF     ISSUABLE UPON                       OWNED AFTER
                                  NOTES BENEFICIALLY    CONVERSION OF THE   COMMON STOCK   COMPLETION OF THE
NAME                               OWNED AND OFFERED          NOTES           OFFERED          OFFERING
----                              -------------------   -----------------   ------------   -----------------
CALAMOS-C- Market Neutral Fund-
  CALAMOS-C- Investment Trust...           510,000            10,107           10,107                --
California Public Employees'
  Retirement System.............         3,500,000            69,361           69,361                --
Capital Market Transactions.....         3,500,000            69,361           69,361                --
Chase Manhattan International...         1,000,000            19,817           19,817                --
CIBC World Markets..............         5,040,000            99,881           99,881                --
City University of New York.....           109,000             2,160            2,160                --
Consulting Group Capital Markets
  Funds.........................           140,000             2,774            2,774                --
C&H Sugar Company, Inc..........           160,000             3,170            3,170                --
Delphi Foundation Inc...........            24,000               475              475                --
Deutsche Bank Securities Inc....        28,000,000           554,894          554,894                --
General Motors Employees Global
  Group Pension Trust...........         2,796,000            55,410           55,410                --
General Motors Foundation,
  Inc...........................           204,000             4,042            4,042                --
Goldman Sachs and Company.......         5,410,000           107,213          107,213                --
Hawaiian Airlines Employees
  Pension Plan--IAM.............            50,000               990              990                --
Hawaiian Airlines Pension Plan
  for Salaried Employees........            10,000               198              198                --
Hawaiian Airlines Pilots
  Retirement Plan...............           100,000             1,981            1,981                --
Grady Hospital Foundation.......            95,000             1,882            1,882                --
Goldman Sachs and Company.......         2,910,000            57,669           57,669                --
Helix Convertible Opportunities
  Fund LTD......................         1,905,000            37,752           37,752                --
Helix Convertible Opportunities,
  L.P...........................         2,175,000            43,103           43,103                --
Highbridge International LLC....        11,500,000           227,903          227,903                --
Income Portfolio, a series of
  IDS Life Series Fund, Inc.....            60,000             1,189            1,189                --
Independence Blue Cross.........            92,000             1,823            1,823                --
Julius Baer Securities, Inc.....           480,000             9,512            9,512                --
Local Initiatives Support
  Corporation...................            42,000               832              832                --
Lydian Overseas Partners Master
  Fund..........................         3,500,000            69,361           69,361                --
Mainstay Convertible Fund.......         1,650,000            32,699           32,699                --
Mainstay VP Convertible
  Portfolio.....................         1,000,000            19,817           19,817                --
McMahan Securities Co. L.P......           106,000             2,100            2,100                --
Morgan Stanley & Co.............        15,000,000           297,265          297,265                --
Morgan Stanley Dean Witter
  Convertible Securities
  Trust.........................         1,000,000            19,817           19,817                --
Merrill Lynch Insurance Group...           220,000             4,359            4,359                --
Merrill Lynch Pierce Fenner &
  Smith Inc.....................         3,977,000            78,814           78,814                --

                                                          COMMON STOCK                       COMMON STOCK
                                  PRINCIPAL AMOUNT OF     ISSUABLE UPON                       OWNED AFTER
                                  NOTES BENEFICIALLY    CONVERSION OF THE   COMMON STOCK   COMPLETION OF THE
NAME                               OWNED AND OFFERED          NOTES           OFFERED          OFFERING
----                              -------------------   -----------------   ------------   -----------------
Motors Insurance Corporation....           976,000            19,342           19,342                --
Museum of Fine Arts, Boston.....            50,000               990              990                --
Nabisco Holdings................            26,000               515              515                --
New Orleans Firefighters
  Pension/ Relief Fund..........            99,000             1,961            1,961                --
New York Life Insurance
  Company.......................         7,200,000           142,687          142,687                --
New York Life Insurance and
  Annuity Corporation...........           800,000            15,854           15,854                --
New York Life Separate Account
  #7............................         1,500,000            29,726           29,726                --
Occidental Petroleum
  Corporation...................           170,000             3,369            3,369                --
Parker-Hannifin Corporation.....            80,000             1,585            1,585                --
ProMutual.......................           170,000             3,369            3,369                --
Primerica Life Insurance
  Company.......................           736,000            14,585           14,585                --
Putnam Asset Allocation Funds-
  Balanced Portfolio............           340,000             6,738            6,738                --
Putnam Asset Allocation Funds-
  Conservative Portfolio........           210,000             4,161            4,161                --
Putnam Convertible Income-
  Growth Trust..................         1,000,000            19,817           19,817                --
Putnam Convertible Opportunities
  and Income Trust..............           110,000             2,179            2,179                --
Queen's Health Plan.............            35,000               693              693                --
Ramius Capital Group Holdings,
  Ltd...........................         1,200,000            23,781           23,781                --
Raytheon Master Pension Trust...           346,000             6,856            6,856                --
RCG Latitude Master Fund........           400,000             7,927            7,927                --
RJR Reynolds....................            84,000             1,664            1,664                --
R(2) Investments, LDC...........        25,000,000           495,441          495,441                --
Shell Pension Trust.............           243,000             4,815            4,815                --
Southern Farm Bureau Life
  Insurance.....................           625,000            12,386           12,386                --
State of Maryland Retirement
  Agency........................         2,343,000            46,432           46,432                --
State of Oregon/SAIF
  Corporation...................         4,100,000            81,252           81,252                --
Susquehanna Capital Group.......         5,000,000            99,088           99,088                --
The Common Fund FAO Absolute
  Return Fund...................           420,000             8,323            8,323                --
The Grable Foundation...........            87,000             1,724            1,724                --
The Travelers Indemnity
  Company.......................         2,427,000            48,097           48,097                --
The Travelers Insurance Company
  -- Life.......................         1,247,000            24,712           24,712                --
The Travelers Insurance Company
  Separate Account TLAC.........           141,000             2,794            2,794                --
The Travelers Life and Annuity
  Company.......................           149,000             2,952            2,952                --
Total Return Portfolio, a series
  of Growth and Income Trust....         1,030,000            20,412           20,412                --

                                                          COMMON STOCK                       COMMON STOCK
                                  PRINCIPAL AMOUNT OF     ISSUABLE UPON                       OWNED AFTER
                                  NOTES BENEFICIALLY    CONVERSION OF THE   COMMON STOCK   COMPLETION OF THE
NAME                               OWNED AND OFFERED          NOTES           OFFERED          OFFERING
----                              -------------------   -----------------   ------------   -----------------
Transamerica Life Insurance and
  Annuity Company...............         4,000,000            79,270           79,270                --
Travelers Series Trust
  Convertible Bond Portfolio....           300,000             5,945            5,945                --
Tribecca Investments LLC........        17,000,000           336,900          336,900                --
UBS O'Connor LLC f/b/o UBS
  Global Equity Arbitrage Master
  Ltd...........................         6,000,000           118,906          118,906                --
United Capital Management,
  Inc...........................           250,000             4,954            4,954                --
University of Rochester.........            40,000               792              792                --
ZCM/HFR Index Management,
  L.L.C.........................            40,000               792              792                --
1976 Distribution Trust FBO Jane
  A. Lauder.....................            13,000               257              257                --
1976 Distribution Trust FBO A.R.
  Lauder/Zinterhofer............            12,000               237              237                --

------------------------

    Additional information regarding selling holders will be provided by amendment or supplement to this Registration Statement.

    With the exception of Merrill Lynch Pierce Fenner & Smith Inc. and Deutsche Bank Securities Inc., none of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, although the selling holders may hold additional securities of Inhale. Merrill Lynch Pierce Fenner & Smith Inc. and Deutsche Bank Securities Inc. were initial purchasers of the notes. The selling holders purchased the notes in private transactions on or after October 27, 2000. All of the notes were "restricted securities" under the Securities Act prior to this registration.

    Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

    The sellingholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

    The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

    - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

    - in the over-the-counter market;

    - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

    - through the writing of options, whether the options are listed on an options exchange or otherwise; or

    - through the settlement of short sales.

    In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

    The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

    Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes. The notes are currently eligible for trading on the PORTAL market of the Nasdaq Stock Market.

    In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

    The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act
will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

    In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

    To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

    We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                                 LEGAL MATTERS

    The validity of the notes and of the shares of common stock issuable upon conversion thereof and offered hereby is being passed upon for us by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K, as amended, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have also audited the financial statements of Bradford Particle Design plc, included in our Current Report on Form 8-K, as set forth in their report, which is incorporated by reference in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS THAT ARE NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

    THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY NOTES OR SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About our Business..........................................      3
Risk Factors................................................      5
Where You Can Find More Information.........................     13
Incorporation by Reference..................................     13
Use of Proceeds.............................................     14
Ratio of Earnings to Fixed Charges..........................     14
Description of the Notes....................................     15
Description of Capital Stock................................     30
Certain United States Federal Income Tax Considerations.....     33
Selling Security Holders....................................     40
Plan of Distribution........................................     44
Legal Matters...............................................     45
Experts.....................................................     45

                            ------------------------

                                  $230,000,000
                     3 1/2% CONVERTIBLE SUBORDINATED NOTES
                              DUE OCTOBER 17, 2007
                                      AND
                        4,558,065 SHARES OF COMMON STOCK
                     ISSUABLE UPON CONVERSION OF THE NOTES

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Inhale in connection with the sale of the notes and common stock being registered. All the amounts shown are estimates except for the registration fee and the filing fee.


Registration fee............................................  $ 57,500
Legal fees and expenses.....................................  $ 10,000
Accounting fees and expenses................................  $ 15,000
Printing and engraving......................................  $ 15,000
Nasdaq National Market filing fee...........................  $ 17,500
Miscellaneous...............................................  $ 10,000
                                                              --------
    TOTAL...................................................  $125,000
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Under Section 145 of the Delaware General Corporation Law, Inhale has broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    Inhale's certificate of incorporation, as amended provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Inhale and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Inhale, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any transaction from which the director derived an improper personal benefit and for violating Section 174 of the Delaware General Corporation Law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    Inhale has entered into agreements with its directors and executive officers that require Inhale to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Inhale or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Inhale and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 16. EXHIBITS

EXHIBIT NUMBER          EXHIBIT INDEX
--------------          -------------
         2.1                (1)    Agreement and Plan of Merger between Inhale Therapeutic
                                   Systems, a California corporation, and Inhale Therapeutic
                                   Systems (Delaware), Inc., a Delaware corporation.
         2.2               (16)    Recommended Offer, dated December 21, 2000 by Cazenove & Co.
                                   on behalf of Inhale Therapeutic Systems, Inc. for Bradford
                                   Particle Design plc.
         3.1                (1)    Certificate of Incorporation of Inhale.
         3.2                (1)    Bylaws of the Inhale.
         3.3               (14)    Certificate of Amendment of the Amended Certificate of
                                   Incorporation.
         4.1                       Reference is made to Exhibits 3.1, 3.2 and 3.3.
         4.2                (2)    Restated Investor Rights Agreement among the Inhale and
                                   certain other persons named therein, dated April 29, 1993, as amended October 29, 1993.
         4.3                (2)    Specimen stock certificate.
         4.4                (3)    Stock Purchase Agreement between Inhale and Pfizer Inc.,
                                   dated January 18, 1995.
         4.5                (9)    Form of Purchase Agreement between Inhale and the individual
                                   Purchasers, dated January 28, 1997.
         4.6               (10)    Stock Purchase Agreement between Inhale and Capital Research and Management Company, dated December 8, 1998.
         4.7               (12)    Purchase Agreement among Inhale and Lehman Brothers Inc.,
                                   Deutsche Bank Securities Inc. and U.S. Bancorp Piper Jaffray
                                   Inc. dated October 6, 1999.
         4.8               (12)    Registration Rights Agreement among Inhale and Lehman
                                   Brothers Inc., Deutsche Bank Securities Inc. and U.S.
                                   Bancorp Piper Jaffray Inc., dated October 13, 1999.
         4.9               (12)    Indenture between Inhale as Issuer and Chase Manhattan Bank and Trust Company, National Association, as Trustee, dated
                                   October 13, 1999.
         4.10              (12)    Form of Inhale Registration Rights Agreement, between Inhale and Selling Shareholder, dated January 25, 2000.
         4.11              (13)    Purchase Agreement among Inhale and Merrill Lynch, Pierce,
                                   Fenner & Smith Incorporated, Deutsche Bank Securities Inc.,
                                   Lehman Brothers Inc., and U.S. Bancorp Piper Jaffray Inc.,
                                   dated February 2, 2000.
         4.12              (13)    Resale Registration Rights Agreement among Inhale and
                                   Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche
                                   Bank Securities Inc., Lehman Brothers Inc., and U.S. Bancorp
                                   Piper Jaffray Inc., dated February 8, 2000.
         4.13              (13)    Indenture between Inhale as Issuer and Chase Manhattan Bank and Trust Company, National Association, as Trustee, dated
                                   February 8, 2000.
         4.14              (14)    Specimen common stock certificate.
         4.15              (15)    Specimen warrants to purchase shares of common stock.
         4.16              (17)    Purchase Agreement among Inhale and Merrill Lynch, Pierce,
                                   Fenner & Smith Incorporated, Deutsche Bank Securities Inc.,
                                   Lehman Brothers Inc., and U.S. Bancorp Piper Jaffray Inc.,
                                   dated October 11, 2000.
         4.17              (17)    Resale Registration Rights Agreement among Inhale and
                                   Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche
                                   Bank Securities, Inc., Lehman Brothers Inc., and U.S.
                                   Bancorp Piper Jaffray Inc., dated October 17, 2000.
         4.18              (17)    Indenture between Inhale, as Issuer, and Chase Manhattan
                                   Bank and Trust Company, National Association, as Trustee,
                                   dated October 17, 2000.
         5.1               (17)    Opinion of Cooley Godward LLP.
        10.1                (4)    Inhale's 1994 Equity Incentive Plan, as amended.

EXHIBIT NUMBER          EXHIBIT INDEX
--------------          -------------
        10.2                (7)    Inhale's 1994 Non-Employee Directors' Stock Option Plan, as
                                   amended.
        10.3                (2)    Inhale's 1994 Employee Stock Purchase Plan, as amended.
        10.4                (2)    Standard Industrial Lease between Inhale and W.F. Batton &
                                   Co., Inc., dated September 17, 1992, as amended September
                                   18, 1992.
        10.5                (2)    Addendum IV dated April 1, 1994 to Lease dated September 17,
                                   1992, between Inhale and W.F. Batton and Marie A. Batton,
                                   dated September 17, 1992.
        10.6                (6)    Amendment Agreement Number One, dated October 20, 1995, to
                                   Lease dated September 17, 1992, between Inhale and W.F.
                                   Batton & Co., Inc.
        10.7                (6)    Amendment Agreement Number Two, dated November 15, 1995, to
                                   Lease, dated September 17, 1992, between Inhale and W.F.
                                   Batton and Marie A. Batton, Trustees of the W.F. Batton and
                                   Marie A. Batton Trust UTA dated January 12, 1998 ("Batton
                                   Trust").
        10.8               (11)    Amendment Agreement Number Three, dated February 14, 1996, to Lease, dated September 17, 1992, between Inhale and
                                   Batton Trust.
        10.9               (11)    Amendment Agreement Number Four, dated September 15, 1996, to Lease, dated September 17, 1992, between Inhale and
                                   Batton Trust.
        10.10               (2)    Senior Loan and Security Agreement between Inhale and
                                   Phoenix Leasing Incorporated, dated September 15, 1993.
        10.11               (2)    Sublicense Agreement between Inhale and John S. Patton,
                                   dated September 13, 1991.
        10.12               (5)    Stock Purchase Agreement between Inhale and Baxter World
                                   Trade Corporation, dated March 1, 1996.
        10.13               (8)    Sublease and Lease Agreement, dated October 2, 1996, between
                                   Inhale and T.M.T. Associates L.L.C. ("Landlord").
        10.14              (11)    First Amendment, dated October 30, 1996, to Sublease and
                                   Lease Agreement, dated October 2, 1996, between Inhale and
                                   Landlord.
        10.15              (11)    Letter Agreement, dated April 9, 1997, amending Sublease and
                                   Lease Agreement, dated October 2, 1996, between Inhale and
                                   Landlord.
        10.16              (11)    Third Amendment, dated April 16, 1997, to Sublease and Lease
                                   Agreement, dated October 2, 1996, between Inhale and
                                   Landlord.
        10.17              (11)    Fourth Amendment, dated November 5, 1997, to Sublease and
                                   Lease Agreement, dated October 2, 1996, between Inhale and
                                   Landlord.
        10.18              (13)    Sublease by and between Webvan Group, Inc., as sublessor and
                                   Inhale, as sublessee, dated November 3, 1999.
        10.19              (15)    Inhale's 2000 Equity Incentive Plan
        10.20              (15)    Inhale's Stock Option Agreement issued in accordance with
                                   Inhale's 2000 Equity Incentive Plan.
        10.21              (15)    Agreement for the Contribution of 201 Industrial Road
                                   Project made and entered into as of September 14, 2000 by
                                   and among Inhale, Inhale 201 Industrial Road, L.P., a
                                   California limited partnership and Bernardo Property
                                   Advisors, Inc., a California corporation.
        10.22              (15)    Agreement of Limited Partnership of Inhale 201 Industrial
                                   Road., L.P., a California limited partnership made and
                                   entered into September 14, 2000, by and among SCIMED PROP
                                   III, Inc., a California corporation, as general partner, 201
                                   Industrial Partnership, a California general partnership, as limited partner, and Inhale, as limited partner.
        10.23              (15)    Build-To-Suit Lease made and entered into as of September
                                   14, 2000 by and between Inhale 201 Industrial Road, L.P., a
                                   California limited partnership, as Landlord, and Inhale, as
                                   Tenant.

EXHIBIT NUMBER          EXHIBIT INDEX
--------------          -------------
        10.24              (15)    Amendment to Lease dated October 3, 2000 by and between
                                   Inhale 201 Industrial Road, L.P., a California limited
                                   partnership, as Landlord, and Inhale, as Tenant.
        10.25              (15)    Parking Lease Agreement entered into as of September 14,
                                   2000 by and between Inhale 201 Industrial Road, L.P., a
                                   California limited partnership, as Landlord, and Inhale, as
                                   Tenant.
        23.1               (17)    Consent of Ernst & Young LLP, Independent Auditors.
        23.2               (17)    Consent of Ernst & Young LLP, Independent Auditors.
        23.3               (17)    Consent of Cooley Godward LLP (included in Exhibit 5.1).
        24.1               (17)    Power of Attorney (included in signature page).
        25.1               (17)    Form T-1 Statement of Eligibility and Qualification of
                                   Trustee.

------------------------

 (1) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

 (2) Incorporated by reference to the indicated exhibit in Inhale's Registration Statement on Form S-1 (No. 33-75942), as amended.

 (3) Incorporated by reference to the indicated exhibit in Inhale's Registration Statement on Form S-1 (No. 33-89502), as amended.

 (4) Incorporated by reference to Inhale's Registration Statement on Form S-8 (No. 333-59735).

 (5) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

 (6) Incorporated by reference to the indicated exhibit in Inhale's Annual Report on Form 10-K for the year ended December 31, 1995.

 (7) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

 (8) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

 (9) Incorporated by reference to Inhale's Registration Statement on Form S-3 (No. 333-20787).

(10) Incorporated by reference to the indicated exhibit in Inhale's Registration Statement on Form S-3 (No. 333-68897), as amended.

(11) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(12) Incorporated by reference to the indicated exhibit in Inhale's Registration Statement on Form S-3 (No. 333-94161), as amended.

(13) Incorporated by reference to the indicated exhibit in Inhale's Annual Report on Form 10-K for the year ended December 31, 1999.

(14) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(15) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(16) Incorporated by reference to the indicated exhibit in Inhale's Current Report on Form 8-K, filed with the SEC on January 11, 2001.

(17) Filed herewith.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of The Securities Act of 1933.

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Inhale pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) The undersigned Inhale hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Inhale's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Inhale pursuant to provisions described in Item 15, or otherwise, Inhale has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Inhale of expenses incurred or paid by a director, officer or controlling person of Inhale in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Inhale will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, County of San Mateo, State of California on January 11, 2001.

                                                       By:  /s/ AJIT S. GILL
                                                            -----------------------------------------
                                                            Ajit S. Gill
                                                            Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSON BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert B. Chess, Ajit S. Gill and Brigid A. Makes and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement and any subsequent registration statement filed by the registrant pursuant to Securities and Exchange Commission Rule 462, which relates to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratify and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, registration statement has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                                   TITLE                           DATE
-------------------------------------  -------------------------------------------  ----------------
          /s/ AJIT S. GILL
    ----------------------------       Chief Executive Officer, President and       January 11, 2001
            Ajit S. Gill               Director (Principal Executive Officer)

         /s/ ROBERT B. CHESS
    ----------------------------       Chairman of the Board                        January 11, 2001
           Robert B. Chess

         /s/ BRIGID A. MAKES           Chief Financial Officer and Vice President
    ----------------------------       (Principal Financial and Accounting          January 11, 2001
           Brigid A. Makes             Officer)

         /s/ JOHN S. PATTON
    ----------------------------       Vice President and Director                  January 11, 2001
           John S. Patton

              SIGNATURE                                   TITLE                           DATE
-------------------------------------  -------------------------------------------  ----------------
         /s/ JAMES B. GLAVIN
    ----------------------------       Director                                     January 11, 2001
           James B. Glavin

         /s/ MELVIN PERELMAN
    ----------------------------       Director                                     January 11, 2001
           Melvin Perelman

          /s/ IRWIN LERNER
    ----------------------------       Director                                     January 11, 2001
            Irwin Lerner

        /s/ ROY A. WHITFIELD
    ----------------------------       Director                                     January 11, 2001
          Roy A. Whitfield

                                 EXHIBIT INDEX

EXHIBIT NUMBER          EXHIBIT INDEX
--------------          -------------
         2.1                (1)    Agreement and Plan of Merger between Inhale Therapeutic
                                   Systems, a California corporation, and Inhale Therapeutic
                                   Systems (Delaware), Inc., a Delaware corporation.
         2.2               (16)    Recommended Offer, dated December 21, 2000 by Cazenove & Co.
                                   on behlaf of Inhale Therapeutic Systems, Inc. for Bradford
                                   Particle Design plc.
         3.1                (1)    Certificate of Incorporation of Inhale.
         3.2                (1)    Bylaws of the Inhale.
         3.3               (14)    Certificate of Amendment of the Amended Certificate of
                                   Incorporation.
         4.1                       Reference is made to Exhibits 3.1, 3.2 and 3.3.
         4.2                (2)    Restated Investor Rights Agreement among Inhale and certain other persons named therein, dated April 29, 1993, as
                                   amended October 29, 1993.
         4.3                (2)    Specimen stock certificate.
         4.4                (3)    Stock Purchase Agreement between Inhale and Pfizer Inc.,
                                   dated January 18, 1995.
         4.5                (9)    Form of Purchase Agreement between Inhale and the individual
                                   Purchasers, dated January 28, 1997.
         4.6               (10)    Stock Purchase Agreement between Inhale and Capital Research and Management Company, dated December 8, 1998.
         4.7               (12)    Purchase Agreement among Inhale and Lehman Brothers Inc.,
                                   Deutsche Bank Securities Inc. and U.S. Bancorp Piper Jaffray
                                   Inc. dated October 6, 1999.
         4.8               (12)    Registration Rights Agreement among Inhale and Lehman
                                   Brothers Inc., Deutsche Bank Securities Inc. and U.S.
                                   Bancorp Piper Jaffray Inc., dated October 13, 1999.
         4.9               (12)    Indenture between Inhale as Issuer and Chase Manhattan Bank and Trust Company, National Association, as Trustee, dated
                                   October 13, 1999.
         4.10              (12)    Form of Inhale Registration Rights Agreement, between Inhale and Selling Shareholder, dated January 25, 2000.
         4.11              (13)    Purchase Agreement among Inhale and Merrill Lynch, Pierce,
                                   Fenner & Smith Incorporated, Deutsche Bank Securities Inc.,
                                   Lehman Brothers Inc., and U.S. Bancorp Piper Jaffray Inc.,
                                   dated February 2, 2000.
         4.12              (13)    Resale Registration Rights Agreement among Inhale and
                                   Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche
                                   Bank Securities Inc., Lehman Brothers Inc., and U.S. Bancorp
                                   Piper Jaffray Inc., dated February 8, 2000.
         4.13              (13)    Indenture between Inhale as Issuer and Chase Manhattan Bank and Trust Company, National Association, as Trustee, dated
                                   February 8, 2000.
         4.14              (14)    Specimen common stock certificate.
         4.15              (15)    Specimen warrants to purchase shares of common stock.
         4.16              (17)    Purchase Agreement among Inhale and Merrill Lynch, Pierce,
                                   Fenner & Smith Incorporated, Deutsche Bank Securities Inc.,
                                   Lehman Brothers Inc., and U.S. Bancorp Piper Jaffray Inc.,
                                   dated October 11, 2000.
         4.17              (17)    Resale Registration Rights Agreement among Inhale and
                                   Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche
                                   Bank Securities, Inc., Lehman Brothers Inc., and U.S.
                                   Bancorp Piper Jaffray Inc., dated October 17, 2000.
         4.18              (17)    Indenture between Inhale, as Issuer, and Chase Manhattan
                                   Bank and Trust Company, National Association, as Trustee,
                                   dated October 17, 2000.
         5.1               (17)    Opinion of Cooley Godward LLP.
        10.1                (4)    Inhale's 1994 Equity Incentive Plan, as amended.
        10.2                (7)    Inhale's 1994 Non-Employee Directors' Stock Option Plan, as
                                   amended.
        10.3                (2)    Inhale's 1994 Employee Stock Purchase Plan, as amended.

EXHIBIT NUMBER          EXHIBIT INDEX
--------------          -------------
        10.4                (2)    Standard Industrial Lease between Inhale and W.F. Batton &
                                   Co., Inc., dated September 17, 1992, as amended September
                                   18, 1992.
        10.5                (2)    Addendum IV dated April 1, 1994 to Lease dated September 17,
                                   1992, between Inhale and W.F. Batton and Marie A. Batton,
                                   dated September 17, 1992.
        10.6                (6)    Amendment Agreement Number One, dated October 20, 1995, to
                                   Lease dated September 17, 1992, between Inhale and W.F.
                                   Batton & Co., Inc.
        10.7                (6)    Amendment Agreement Number Two, dated November 15, 1995, to
                                   Lease, dated September 17, 1992, between Inhale and W.F.
                                   Batton and Marie A. Batton, Trustees of the W.F. Batton and
                                   Marie A. Batton Trust UTA dated January 12, 1998 ("Batton
                                   Trust").
        10.8               (11)    Amendment Agreement Number Three, dated February 14, 1996, to Lease, dated September 17, 1992, between Inhale and
                                   Batton Trust.
        10.9               (11)    Amendment Agreement Number Four, dated September 15, 1996, to Lease, dated September 17, 1992, between Inhale and
                                   Batton Trust.
        10.10               (2)    Senior Loan and Security Agreement between Inhale and
                                   Phoenix Leasing Incorporated, dated September 15, 1993.
        10.11               (2)    Sublicense Agreement between Inhale and John S. Patton,
                                   dated September 13, 1991.
        10.12               (5)    Stock Purchase Agreement between Inhale and Baxter World
                                   Trade Corporation, dated March 1, 1996.
        10.13               (8)    Sublease and Lease Agreement, dated October 2, 1996, between
                                   Inhale and T.M.T. Associates L.L.C. ("Landlord").
        10.14              (11)    First Amendment, dated October 30, 1996, to Sublease and
                                   Lease Agreement, dated October 2, 1996, between Inhale and
                                   Landlord.
        10.15              (11)    Letter Agreement, dated April 9, 1997, amending Sublease and
                                   Lease Agreement, dated October 2, 1996, between Inhale and
                                   Landlord.
        10.16              (11)    Third Amendment, dated April 16, 1997, to Sublease and Lease
                                   Agreement, dated October 2, 1996, between Inhale and
                                   Landlord.
        10.17              (11)    Fourth Amendment, dated November 5, 1997, to Sublease and
                                   Lease Agreement, dated October 2, 1996, between Inhale and
                                   Landlord.
        10.18              (13)    Sublease by and between Webvan Group, Inc., as sublessor and
                                   Inhale, as sublessee, dated November 3, 1999.
        10.19              (15)    Inhale's 2000 Equity Incentive Plan
        10.20              (15)    Inhale's Stock Option Agreement issued in accordance with
                                   Inhale's 2000 Equity Incentive Plan.
        10.21              (15)    Agreement for the Contribution of 201 Industrial Road
                                   Project made and entered into as of September 14, 2000 by
                                   and among Inhale, Inhale 201 Industrial Road, L.P., a
                                   California limited partnership and Bernardo Property
                                   Advisors, Inc., a California corporation.
        10.22              (15)    Agreement of Limited Partnership of Inhale 201 Industrial
                                   Road., L.P., a California limited partnership made and
                                   entered into September 14, 2000, by and among SCIMED PROP
                                   III, Inc., a California corporation, as general partner, 201
                                   Industrial Partnership, a California general partnership, as limited partner, and Inhale, as limited partner.
        10.23              (15)    Build-To-Suit Lease made and entered into as of September
                                   14, 2000 by and between Inhale 201 Industrial Road, L.P., a
                                   California limited partnership, as Landlord, and Inhale, as
                                   Tenant.
        10.24              (15)    Amendment to Lease dated October 3, 2000 by and between
                                   Inhale 201 Industrial Road, L.P., a California limited
                                   partnership, as Landlord, and Inhale, as Tenant.

EXHIBIT NUMBER          EXHIBIT INDEX
--------------          -------------
        10.25              (15)    Parking Lease Agreement entered into as of September 14,
                                   2000 by and between Inhale 201 Industrial Road, L.P., a
                                   California limited partnership, as Landlord, and Inhale, as
                                   Tenant.
        23.1               (17)    Consent of Ernst & Young LLP, Independent Auditors.
        23.2               (17)    Consent of Ernst & Young LLP, Independent Auditors.
        23.3               (17)    Consent of Cooley Godward LLP (included in Exhibit 5.1).
        24.1               (17)    Power of Attorney (included in signature page).
        25.1               (17)    Form T-1 Statement of Eligibility and Qualification of
                                   Trustee.

(1) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(2) Incorporated by reference to the indicated exhibit in Inhale's Registration Statement on Form S-1 (No. 33-75942), as amended.

(3) Incorporated by reference to the indicated exhibit in Inhale's Registration Statement on Form S-1 (No. 33-89502), as amended.

(4) Incorporated by reference to Inhale's Registration Statement on Form S-8 (No. 333-59735).

(5) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

(6) Incorporated by reference to the indicated exhibit in Inhale's Annual Report on Form 10-K for the year ended December 31, 1995.

(7) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

(8) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

(9) Incorporated by reference to Inhale's Registration Statement on Form S-3 (No. 333-20787).

(10) Incorporated by reference to the indicated exhibit in Inhale's Registration Statement on Form S-3 (No. 333-68897), as amended.

(11) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(12) Incorporated by reference to the indicated exhibit in Inhale's Registration Statement on Form S-3 (No. 333-94161), as amended.

(13) Incorporated by reference to the indicated exhibit in Inhale's Annual Report on Form 10-K for the year ended December 31, 1999.

(14) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(15) Incorporated by reference to the indicated exhibit in Inhale's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(16) Incorporated by reference to the indicated exhibit in Inhale's Current Report on Form 8-K, filed on January 11, 2001.

(17) Filed herewith.